1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, AMEX: PLM

NEWS RELEASE	2008-12

POLYMET EIS AND GLENCORE UPDATE

Hoyt Lakes, Minnesota, September 24, 2008 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today that it has delivered the expanded analysis of water quality predictions to the Minnesota Department of Natural Resources (MDNR) for inclusion in the draft Environmental Impact Statement (EIS). The analysis proved to be more complex than originally anticipated and took PolyMet an additional three weeks to deliver to the MDNR. As a result, the MDNR’s commitment to complete the draft Environmental Impact Statement (EIS) by the end of September has now been revised to before the end of October.

Separately, PolyMet expects that the financing and marketing transactions which form the basis of the previously announced strategic partnership with Glencore AG (“Glencore”) should be closed by early October, 2008. PolyMet will host a conference call to discuss the importance of these transactions once they are closed.

EIS Update

The State of Minnesota adopted recent guidelines recommending that EISs include a detailed statistical uncertainty analysis of water quality estimates. PolyMet’s input to this analysis, along with an update to the estimated surface and groundwater quality impacts of the project which are now complete, will be key inputs to the draft EIS being prepared by the MDNR.

Joe Scipioni, president and CEO, stated, “The additional data generated by the analysis should reassure regulators and the public that the project will meet environmental standards. The results of the additional analysis confirm the previous work done by our team of world-wide experts, and verify that PolyMet’s submissions and predictions are very conservative and protective of the environment. The work proved to be more complex than we expected, taking more time, but the effort was very worthwhile. We are pleased that the State remains committed to completing the draft EIS in the same amount of time as it committed to in August.”

Mark Holsten, commissioner of MDNR, stated, “We appreciate the level of effort that PolyMet and its contractors have undertaken to complete this analysis. The DNR remains committed to complete the EIS in cooperation with the other governmental organizations as soon as possible.”

Once completed, the final draft will be reviewed by other governmental organizations and published in the State’s Environmental Quality Board (EQB) Monitor, marking the start of a 30-day state and contemporaneous 45-day federal public comment period.

Glencore Strategic Partnership Update

PolyMet expects the marketing agreement and US$50 million secured convertible debenture financing with Glencore announced on September 4, 2008 will close by early October.

The strategic partnership ensures that PolyMet is well funded through completion of the permitting process and that PolyMet will have the sales and marketing expertise of Glencore, one of the world’s largest marketers of industrial commodities, selling its products.

Douglas Newby, Chief Financial Officer said, “In a volatile market environment it is especially important to have strong financial backing and a strong sales and marketing organization. We have developed an excellent working relationship with Glencore and look forward to closing these transactions and focusing on completing permitting and building the PolyMet operations.”

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Executive Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

      This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change. Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.